Certificate of Qualified Person – Christopher Wright
I, Christopher Wright, P.Geo., as an author of this report entitled “NI 43-101 Technical Report for the La Colorada Property, Zacatecas, Mexico” prepared for Pan American Silver Corp. (the Issuer) and dated effective as of March 24, 2026 (the technical report), do hereby certify the following:
1.I am Vice President, Mineral Resources Management at the Issuer, with an office at 2100-733 Seymour Street, Vancouver, BC, V6B 0S6, Canada.
2.I graduated with a Bachelor of Science (BSc) from McGill University, Quebec, Canada, in 1997. I am a Professional Geoscientist in good standing with Engineers and Geoscientists British Columbia. I have worked continuously as a geologist in the mining industry since my graduation in 1997.
3.I have read the definition of "qualified person" set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
4.I visited the La Colorada Property from March 10 to 13, 2025, and most recently between December 8 and 10, 2025.
5.I am responsible for Sections 14 and 15, and share responsibility for related disclosure in Sections 1, 2, 3, 12, 25, 26, and 27 of the technical report.
6.I am not independent of the Issuer. I am a full-time employee of the Issuer.
7.I have had prior involvement with the property that is the subject of the technical report in my role as Vice President, Mineral Resources Management.
8.I have read NI 43-101, and the sections of technical report for which I am responsible have been prepared in compliance with NI 43-101 and Form 43-101F1.
9.At the effective date of the technical report, to the best of my knowledge, information, and belief, Sections 14 and 15, and related disclosure in Sections 1, 2, 3, 12, 25, 26, and 27 in the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

/s/ Christopher Wright
Christopher Wright, P.Geo.    Dated May 6, 2026